SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Versartis, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

92529L102

(CUSIP Number)

Richard D. Van Doren

Samsara BioCapital GP, LLC

628 Middlefield Road

Palo Alto, CA 94301

(650) 285-4270

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92529L102		13D

1.	Name of Reporting Persons Samsara BioCapital, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,656,399 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,656,399 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,656,399 shares(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.4%(3)

14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13D is filed by Samsara BioCapital, L.P. (“Samsara LP”). Samsara BioCapital GP, LLC (“Samsara GP” and together with Samsara LP, the “Reporting Entitles”) is the sole general partner of Samsara LP. Srinivas Akkaraju (the “Managing General Partner” and together with the Reporting Entities, the “Reporting Persons”) is a Managing Member of Samsara GP. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Samsara LP is the record owner of 2,656,399 shares of Common Stock (“Samsara LP Shares”). As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares. As a managing member of Samsara GP, the Managing General Partner also may be deemed to own beneficially the Samsara LP Shares;

(3)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 36,081,466 shares of Common Stock outstanding as of April 30, 2018, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018 (the “Form 10-Q”).

CUSIP No. 92529L102		13D

1.	Name of Reporting Persons Samsara BioCapital GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,656,399 shares (2)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,656,399 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,656,399 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.4% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Samsara LP is the record owner of 2,656,399 shares of Common Stock (“Samsara LP Shares”). As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares. As a managing member of Samsara GP, the Managing General Partner also may be deemed to own beneficially the Samsara LP Shares; however, he disclaims beneficial ownership of the Samsara LP Shares held by Samsara LP except to the extent of his pecuniary interest therein.

(3)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 36,081,466 shares of Common Stock outstanding as of April 30, 2018, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018 (the “Form 10-Q”).

CUSIP No. 92529L102		13D

1.	Name of Reporting Persons Srinivas Akkaraju, MD, PhD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒(1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,155 shares (2)

	8.	Shared Voting Power 2,656,399 shares (3)

	9.	Sole Dispositive Power 26,155 shares

	10.	Shared Dispositive Power 2,656,399 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,554 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 7.4% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Srinivas Akkaraju, MD, PhD is the record owner of 26,155 shares of Common Stock.

(3)

Samsara LP is the record owner of 2,656,399 shares of Common Stock (“Samsara LP Shares”). As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares. As a managing member of Samsara GP, the Managing General Partner also may be deemed to own beneficially the Samsara LP Shares;

(4)

The percentage of the class is determined in accordance with Rule 13d-3 under the Exchange Act, based on the 36,081,466 shares of Common Stock outstanding as of April 30, 2018, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018 (the “Form 10-Q”).

CUSIP No. 92529L102	13D

Item 1.                                 Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value (the “Common Stock”) of Versartis, Inc., a Delaware corporation (the “Issuer”), having its principal executive office at 1020 Marsh Road, Menlo Park, CA 94025.

Item 2.                                 Identity and Background.

This statement is being filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP” and together with Samsara LP, the “Reporting Entitles”) and Srinivas “Srini” Akkaraju, MD, PhD (the “Managing General Partner”).  The Reporting Entities and the Managing General Partner are collectively referred to as the “Reporting Persons”.

The address of the principal business office of the Reporting Persons is Samsara BioCapital GP, LLC, 628 Middlefield Road, Palo Alto, CA 94301.

The principal business of Samsara LP is to make, hold and dispose of equity and equity related investments, principally in healthcare, medical devise and life sciences companies.  The principal business of Samsara GP is to act as the sole general partner of Samsara LP.  The principal business of the Managing General Partner is to manage the Reporting Entities.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Samsara LP is a limited partnership organized under the laws of the State of Delaware.  Samsara GP is a limited liability company organized under the law of the State of Delaware.  The Managing General Partner is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Reporting Entities may be deemed to beneficially own 2,656,399 shares of Common Stock.  Between March 24, 2017 and June 13, 2018, Samsara LP purchased an aggregate of 2,656,399 shares of Common Stock (the “Samsara LP Shares”) in open market transactions at an aggregate purchase price of $11,147,574.88.  The funds used by the Reporting Entities to acquire the Samsara LP Shares described herein was from working capital.

As of the date hereof, the Managing General Partner may be deemed to beneficially own 2,682,554 shares of Common Stock.  As a Director of the Issuer, the Managing General Partner has received grants of 26,155 shares of restricted stock units in the aggregate.  As a managing member of Samsara GP, the Managing General Partner may also be deemed to own beneficially the Samsara LP Shares; however, he disclaims beneficial ownership of the Samsara LP Shares held by Samsara LP except to the extent of his pecuniary interest therein.

CUSIP No. 92529L102	13D

Item 4.                                 Purpose of Transaction.

Samsara LP acquired the Samsara LP Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Samsara LP and other Reporting Persons may dispose of or acquire additional shares of the Issuer.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)         The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)          A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)         Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)          Any material change in the present capitalization or dividend policy of the Issuer;

(e)          Any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(f)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(g)          Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)             Any action similar to any of those enumerated above.

Item 5.                                 Interest in Securities of the Issuer.

(a)         Samsara LP is the record owner of 2,656,399 shares of Common Stock (“Samsara LP Shares”).  As the sole general partner of Samsara LP, Samsara GP may be deemed to own beneficially the Samsara LP Shares.  As a managing member of Samsara GP, the Managing General Partner may also be deemed to own beneficially the Samsara LP Shares; however, he disclaims beneficial ownership of the Samsara LP Shares held by Samsara LP except to the extent of his pecuniary interest therein.

The Managing General Partner is the record owner of 26,155 shares of Common Stock.

Each of the Reporting Persons may be deemed to own beneficially 7.4% of the Issuer’s Common Stock, which percentage is calculated based on the 36,081,466 shares of Common Stock outstanding as of April 30, 2018, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018.

CUSIP No. 92529L102	13D

(b)         Regarding the number of shares as to which such person has:

(i)                                     sole power to vote or to direct the vote:  See line 7 of cover sheets.

(ii)                                  shared power to vote or to direct the vote:  See line 8 of cover sheets.

(iii)                               sole power to dispose or to direct the disposition:  See line 9 of cover sheets.

(iv)                              shared power to dispose or to direct the disposition:  See line 10 of cover sheets.

(c)          The open market purchases described in Item 3 hereof within the past sixty days, were acquired by Samsara LP as follows:

Transaction Date	Transaction	Security	Shares Bought	Price
6/6/2018	Buy	Common Stock	660,681	$1.74
6/7/2018	Buy	Common Stock	163,224	$1.85
6/8/2018	Buy	Common Stock	231,580	$2.00
6/13/2018	Buy	Common Stock	53,018	$2.13

The Reporting Entities have not effected any transactions in Common Stock during the past 60 days other than those listed above.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, share beneficially owned by any of the Reporting Persons.

(e)          Not Applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.                                 Material to be Filed as Exhibits.

Not applicable.

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAMSARA BIOCAPITAL, L.P.
By: Samsara BioCapital GP, LLC
Its: General Partner

/s/ Srinivas Akkaraju
Srinivas Akkaraju

Managing Member

SAMSARA BIOCAPITAL GP, LLC

/s/ Srinivas Akkaraju
Srinivas Akkaraju

Managing Member

SRINIVAS AKKARAJU

s/ Srinivas Akkaraju

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:                                        Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)